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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                ------------------------------------------------

                                 SCHEDULE 14D-9

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                       ---------------------------------

                           JOHNSTON INDUSTRIES, INC.
                           (Name of Subject Company)

                           JOHNSTON INDUSTRIES, INC.
                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, $.10 PAR VALUE PER SHARE
                         (Title or Class of Securities)

                                  479368 10 2
                     (CUSIP Number of Class of Securities)
                       ---------------------------------
                              MR. JAMES J. MURRAY
              EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                           JOHNSTON INDUSTRIES, INC.
                               EXECUTIVE OFFICES
                             105 THIRTEENTH STREET
                            COLUMBUS, GEORGIA 31901
                                 (706) 641-3140
            (Name, address and telephone number of person authorized
    to receive notices and communications on behalf of the person(s) filing statement)
                       ---------------------------------
                                With Copies to:
                             ELIZABETH H. NOE, ESQ.
                             JAMES W. MAXSON, ESQ.
                     PAUL, HASTINGS, JANOFSKY & WALKER LLP
                                   SUITE 2400
                           600 PEACHTREE STREET, N.E.
                          ATLANTA, GEORGIA 30308-2222

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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

ITEM 1.     SUBJECT COMPANY INFORMATION.

      The name of the subject company is Johnston Industries, Inc., a Georgia Corporation ("Johnston"). The address and telephone number of the principal executive offices of Johnston is 105 Thirteenth Street, Columbus, Georgia, 31901, (706) 641-3140. This Solicitation/Recommendation Statement on Schedule 14D-9 relates to shares of Johnston's common stock, $.10 par value per share (the "Shares"). As of March 31, 2000, there were 10,712,872 Shares outstanding.

ITEM 2.     IDENTITY AND BACKGROUND OF FILING PERSON.

      The filing person of this Schedule 14D-9 is Johnston. Its address and telephone number are stated in Item 1.

      This Schedule 14D-9 relates to the tender offer being made by JI Acquisition Corp., a Delaware corporation ("JI") and wholly-owned subsidiary of CGW Southeast Partners IV, L.P. ("CGW"), to acquire up to all of the issued and outstanding Shares of Johnston at a price of $3.00 per Share (such amount, or any greater amount in cash as JI may pay pursuant to the offer, being hereinafter referred to as the "Per Share Amount"), net to the seller thereof in cash. The offer is being made on the terms and subject to the conditions set forth in the Purchase Agreement, dated March 30, 2000 (the "Purchase Agreement") by and among JI, CGW and Johnston and the related Letter of Transmittal (which together constitute the "Offer"). Contemporaneous with the Offer, JI has agreed to purchase and acquire, and Johnston shall issue and sell to JI, 8,750,000 shares of common stock and 250,000 shares of Series A preferred stock at an aggregate purchase price of $27 million. The Offer is disclosed in the Tender Offer Statement on Schedule TO, dated April 7, 2000 and filed with the Securities and Exchange Commission (the "SEC") on April 7, 2000. The address of the principal executive offices of JI, as set forth in the Schedule TO, is Twelve Piedmont Center, Suite 210, Atlanta, Georgia 30305.

ITEM 3.     PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

      Except as set forth below, there are no contracts, agreements, arrangements and understandings between Johnston and its executive officers, directors and affiliates (other than for services as employees, officers and directors) and between Johnston and JI or its executive officers, directors or affiliates:

      Indemnification. The current Certificate of Incorporation of Johnston, as amended to date, provides that no director shall be personally liable to Johnston or any stockholder for monetary damages, for breach of fiduciary duty as a director, except for any matter in respect of which such director shall be liable under Section 174 of the Delaware General Corporation Law or shall be liable by reason that such director (a) shall have breached his duty of loyalty to Johnston or its stockholders, (b) shall not have acted in good faith, or in failing to act, shall not have acted in good faith, (c) shall have acted in a manner involving intentional misconduct or a knowing violation of law, or in failing to act, shall have acted in a manner involving intentional misconduct or a knowing violation of law, or (d) shall have derived an improper personal benefit.

      In addition, Johnston's Certificate of Incorporation and bylaws provide that Johnston shall indemnify all of its officers and directors against any liability on their part which may at any time be claimed to have resulted by reason of any acts or omissions by them, in connection with the business or on behalf of Johnston, to the fullest extent permitted by law.

      Stock Options. Pursuant to agreements under Johnston's Amended and Restated Stock Incentive Plan for Key Employees and Non-employee Directors, the directors and executive officers of Johnston have been granted options to purchase common stock. Of those options, the following directors and executive officers hold options to purchase the number of shares of common stock noted below which are exercisable at an exercise price less than the Per Share Amount:

                                                      NUMBER OF SHARES OF
                       NAME                         COMMON STOCK PURCHASABLE   EXERCISE PRICE
                       ----                         ------------------------   --------------
J. Reid Bingham...................................            5,000                $1.50
Allyn P. Chandler.................................            5,000                $1.50
John A. Friedman..................................            5,000                $1.50
William J. Hart...................................            5,000                $1.50
Gaines R. Jeffcoat................................            5,000                $1.50
Harold Harvey.....................................           50,000                $2.19

      In addition, the estate of David L. Chandler, a former director and officer of Johnston, holds options to purchase 306,376 shares of common stock, 99,816 of which are exercisable at a price of $2.50 per share and the remainder of which are exercisable at a price of $1.979 per share. Allyn Chandler is a co-executor of the estate.

      As permitted by the Purchase Agreement, the Board of Directors has approved the cancellation of all outstanding options to purchase common stock which are not exercisable at a price equal to or below the Per Share Amount, totaling options to purchase 951,654 shares of common stock. The Board of Directors has voted to allow all options that are exercisable at a price equal to or below the Per Share Amount, including the options described above, to remain outstanding and in full force and effect in accordance with their terms.

      Employment Agreements. Johnston and D. Clark Ogle, President and Chief Executive Officer, entered into an employment agreement for a three year term commencing March 19, 1998. This agreement provides for a base salary of $450,000, a one time signing bonus of $100,000, and a bonus of $225,000 payable following the first year of employment and bonus or other additional compensation as approved by the Compensation Committee of the Board of Directors over the term of the agreement. In accordance with and upon execution of the agreement, Johnston granted Mr. Ogle options to purchase 300,000 shares of common stock which vest in equal amounts over a three year period. The agreement contains a non-competition clause and a non-solicitation clause (each as defined in the agreement) which are effective for a one-year period following the termination of the employment agreement. Under the terms of the agreement, Mr. Ogle would be entitled to continuation of salary and benefits but no bonus for a period of one year in the event of termination by Johnston "without cause" (as defined by the agreement). In the event Mr. Ogle should terminate the agreement other than as a result of a material breach by Johnston not cured within thirty days or in the event Johnston terminates the agreement "with cause" (as defined in the agreement), Mr. Ogle would be entitled to all salary and benefits accrued through the date of termination.

      Johnston and James J. Murray, Executive Vice President and Chief Financial Officer, entered into an employment agreement for a three year period commencing September 22, 1997. The agreement contains a non-competition clause which is effective during the term of the agreement and a non-solicitation clause (each as defined in the agreement) which are effective for a one-year period following the termination of the employment agreement. Under the agreement, Mr. Murray would be entitled to continuation of salary and benefits but not bonus for the remainder of the unexpired term in the event of termination by Johnston "without cause" (as defined in the agreement). In the event that Mr. Murray should voluntarily terminate the agreement prior to expiration of the term of the agreement, he would forfeit all salary and benefits for the remainder of the unexpired term.

      Loan Guarantees. Under Johnston's Employee Stock Purchase Plan, several years ago, certain directors and executive officers of Johnston borrowed money from third party banks which indebtedness was guaranteed by Johnston. As a condition to the consummation of the Offer, Johnston will cause the banks to extend the terms of such notes, which have either matured or will mature shortly, for all current directors and executive officers for a period of three to five years and will cause the borrowers to pledge the common stock purchased with such loans (or an equivalent number of shares) to the banks as security. Each borrower may choose, in lieu of participating in such extensions and pledge, to tender their Shares in the Offer and repay their outstanding loan. Johnston's guarantee of the extended loans will also be extended. Separate agreements will be negotiated for any directors or executive officers who wish to participate but are unable to pledge shares to secure their loan, which negotiations may result in the pledge of outstanding options to purchase common stock referenced above.

      The Purchase Agreement. The following is a summary of certain provisions of the Purchase Agreement. The summary is qualified in its entirety by reference to the Purchase Agreement which is incorporated herein by reference and a copy of which has been filed with the SEC as an exhibit to this Schedule 14D-9.

      The Offer. The Purchase Agreement provides that as promptly as reasonably practicable JI will commence the Offer and that, upon the terms and subject to the prior satisfaction or waiver of the conditions of the Offer, JI will purchase all shares validly tendered pursuant to the Offer. The Purchase Agreement provides that, without Johnston's consent, JI will not amend or waive the minimum condition as described below, decrease the Per Share Amount, or impose any further conditions to the Offer or amend any condition of the Offer in a manner adverse to the holders of Shares. Notwithstanding the foregoing, the Purchase Agreement provides that JI may, without Johnston's consent, extend the Offer under the following circumstances:

      - if at the scheduled expiration date any of the conditions to the Offer have not been satisfied, including but not limited to any legal or regulatory requirements under the Hart-Scott-Rodino Act;

      - from time to time for a period of not more than ten business days beyond the initial expiration date (which initial expiration date shall be twenty business days following the commencement of the Offer), if at that time less than 90% of the outstanding shares of Johnston common stock have been tendered;

      - for any period required by any rule, regulation, interpretation, or position of the SEC or the staff of the SEC, applicable to the Offer; and

      - for a period of not more than ten business days beyond the latest expiration date that would otherwise apply according to extensions under the first three bullet points above.

      The Purchase Agreement further provides, however, that in no event may the Offer be extended beyond the date of termination of the Purchase Agreement, and either party has the right to terminate the Purchase Agreement if the Offer is not completed by June 30, 2000.

      At the time that JI pays for the shares of Johnston common stock that were validly tendered and accepted, JI has also agreed, subject to the terms and conditions of the Purchase Agreement, to purchase 8,750,000 shares of Johnston common stock and 250,000 shares of Johnston preferred stock, each for $3.00 per share, for an aggregate purchase price of $27 million. The preferred stock is to be designated as Series A preferred stock and will vote together with the common stock on all matters brought before Johnston's stockholders. The Series A preferred stock will also be convertible at any time, at the option of JI, into shares of common stock as long as there are sufficient shares of authorized common stock available for issuance.

      The Mergers. Following the consummation of the Offer, the Purchase Agreement provides that, subject to the terms and conditions thereof, at the election of CGW and in accordance with Delaware law, in the event that CGW shall acquire, directly or indirectly, at least 90% of the outstanding shares of Johnston voting capital stock on a fully diluted basis, at the time CGW pays for the Shares, a wholly owned subsidiary of JI shall be merged with and into Johnston and, as a result of this short-form merger, Johnston, as the surviving corporation, shall exist as a wholly owned subsidiary of JI.

      At the effective time of the short-form merger each issued and outstanding Share (other than Shares that are owned by Johnston as treasury stock, any shares owned by CGW, JI, or their affiliates, or any Shares which are held by stockholders exercising appraisal rights under Delaware law) will be converted into the right to receive the Per Share Amount paid pursuant to the Offer. In addition, each issued and outstanding share of the common stock of the wholly owned subsidiary of JI will be converted into one share of common stock of Johnston and, except for shares owned by CGW, JI or their affiliates, shall constitute the only outstanding shares of capital stock of Johnston.

      The Purchase Agreement also provides that, subject to the terms and conditions thereof, at the election of CGW and in accordance with Delaware law, in the event that CGW shall acquire, directly or indirectly, less than 90% of the outstanding shares of Johnston voting capital stock, at the time CGW pays for the Shares, a wholly owned subsidiary of JI shall be merged with and into Johnston, and, as a result of this merger Johnston will be the surviving corporation and a subsidiary of JI. In contrast to the short-form merger described above, in this instance the stockholders who did not tender their shares will remain stockholders of Johnston.

      Johnston's Board of Directors. The Purchase Agreement provides that promptly after the purchase by JI of Shares pursuant to the Offer, JI shall be entitled to designate such number of directors, rounded up to the next whole number, on Johnston's board of directors as is equal to the product of the total number of directors on Johnston's board of directors (giving effect to the directors designated by JI) multiplied by the percentage that the number of shares of capital stock beneficially owned by JI or CGW bears to the total number of shares of capital stock then outstanding. Johnston will, upon request of JI, promptly take all actions necessary to cause JI's designees to be elected as directors of Johnston, including increasing the size of Johnston's board of directors or securing the resignations of such number of its incumbent directors, or both.

      Options and Restricted Stock. Immediately after JI has accepted for payment all Shares validly tendered and not withdrawn prior to the expiration date, each outstanding option to purchase shares, other than certain designated options with exercise prices below the Per Share Amount offered in this Offer, granted under Johnston's Amended and Restated Stock Incentive Plan for Key Employees and Non-Employee Directors, whether or not then exercisable or vested, shall be canceled by Johnston. Each holder of a canceled option shall be entitled to receive from JI at the same time as payment for Shares is made by JI in connection with the Offer, in consideration for the cancellation of such option, an amount, if any, in cash equal to the product of (a) the number of shares previously subject to such option and (b) the excess, if any, of the offer price over the exercise price per share previously subject to such option.

      Interim Operations; Covenants. Pursuant to the Purchase Agreement, Johnston covenants and agrees that, between the date of the Purchase Agreement and the earlier of the termination of the Purchase Agreement or the time of the election or appointment of JI's designees to Johnston's board of directors, unless CGW will otherwise agree in writing, the following:

      - the business of Johnston and its subsidiaries will be conducted only in, and Johnston and subsidiaries will not take any action except in, the usual, regular and ordinary course of business;

      - Johnston will use all reasonable efforts to preserve intact its business organization and material assets and maintain its material rights;

      - Johnston will not, and will not permit any subsidiary to take any action that would (a) materially adversely affect the ability of any party to obtain any consents required for the Offer, (b) cause any of the conditions to the Offer not to be satisfied, or (c) materially adversely affect the ability of any party to perform its covenants and agreements under the Purchase Agreement; and

      - Johnston will not:

          (a) amend the Certificate of Incorporation, Bylaws or other governing instruments of Johnston or its subsidiaries, or

          (b) incur any additional debt obligation or other obligation for borrowed money in excess of an aggregate of $100,000 except in the ordinary course of the business consistent with past practices, or impose, or suffer the imposition, on any material asset of Johnston or its subsidiaries of any lien or permit any such lien to exist; or

          (c) repurchase, redeem, or otherwise acquire or exchange (other than exchanges in the ordinary course under employee benefit plans), directly or indirectly, any shares, or any securities convertible into any shares, of the capital stock of Johnston or its subsidiaries, or declare or pay any dividend or make any other distribution in respect of Johnston's capital stock; or

          (d) except pursuant to the Purchase Agreement or upon the exercise of stock options outstanding as of March 30, 2000, issue, sell, pledge, encumber, authorize the issuance of, enter into any contract to issue, sell, pledge, encumber, or authorize the issuance of, or otherwise permit to become outstanding, any additional shares of Johnston common stock or any other capital stock of Johnston or its subsidiaries, or any stock appreciation rights, or any option, warrant, or other equity right; or

          (e) adjust, split, combine or reclassify any capital stock of Johnston or its subsidiaries or issue or authorize the issuance of any other securities in respect of or in substitution for shares of Johnston common stock, or sell, lease, mortgage or otherwise dispose of or otherwise encumber (x) any shares of capital stock of any subsidiary of Johnston (unless any such shares of stock are sold or otherwise transferred to another subsidiary of Johnston) or (y) any asset having a book value in excess of $25,000 other than in the ordinary course of business for reasonable and adequate consideration; or

          (f) purchase any securities or make any material investment, either by purchase of stock of securities, contributions to capital, asset transfers, or purchase of any assets, in any person other than a wholly owned subsidiary of Johnston, or otherwise acquire direct or indirect control over any person, other than in connection with (i) foreclosures in the ordinary course of business, or (ii) the creation of new wholly owned subsidiaries organized to conduct or continue activities otherwise permitted by the Purchase Agreement; or

          (g) grant any increase in compensation or benefits to the employees or officers of Johnston or its subsidiaries, except in accordance with past practice or as required by law; pay any severance or termination pay or any bonus other than pursuant to written policies or written contracts in effect on March 30, 2000; and enter into or amend any severance agreements with officers of Johnston or its subsidiaries; grant any material increase in fees or other increases in compensation or other benefits to directors of Johnston or its subsidiaries except in accordance with past practice; or

          (h) enter into or amend any employment contract between Johnston or its subsidiaries and any person (unless such amendment is required by law) that does not contain the unconditional right on the part of Johnston or its subsidiary to terminate without liability (other than liability for services already rendered), at any time on or after the date JI pays for the shares of Johnston common stock tendered in this Offer; or

          (i) adopt any new employee benefit plan of Johnston or its subsidiaries or terminate or withdraw from, or make any material change in or to, any existing employee benefit plans of Johnston or its subsidiaries other than any such change that is required by law or that, in the opinion of counsel, is necessary or advisable to maintain the tax qualified status of any such plan, or make any distributions from such employee benefit plans, except as required by law, the terms of such plans or consistent with past practice; or

          (j) make any significant change in any tax or accounting methods or systems of internal accounting controls, except as may be appropriate to conform to changes in tax laws or regulatory accounting requirements or GAAP; or

          (k) commence any litigation other than in accordance with past practice, or settle any litigation involving any liability of Johnston or its subsidiaries for material money damages or restrictions upon the operations of Johnston or its subsidiaries; or

          (l) enter into, modify, amend or terminate any material contract or waive, release, compromise or assign any material rights or claims; or

          (m) authorize any of, or commit or agree to take any of, the foregoing actions.

      Pursuant to the Purchase Agreement, subject to a confidentiality agreement, from the date of the Purchase Agreement to the purchase by JI of Shares pursuant to the Offer, Johnston will provide CGW, during normal business hours and upon reasonable notice, access to all financial, operating and other data and information regarding the business of Johnston as CGW reasonably requests.

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

      No Solicitation. Pursuant to the Purchase Agreement, Johnston has agreed that neither Johnston nor any of its affiliates will, directly or indirectly, initiate, solicit, encourage or knowingly facilitate (including by way of furnishing information) any inquiries or the making of any acquisition proposal. Johnston and its board of directors shall be permitted:

      - to the extent applicable, to comply with Rule 14d-9 and Rule 14e-2 under the Securities Exchange Act of 1934 with regard to an acquisition proposal, and

      - to engage in any discussions or negotiations with, or provide any information to, any person in response to an unsolicited bona fide written acquisition proposal by any such person, if and only to the extent that:

          (a) Johnston's board of directors concludes in good faith and consistent with its fiduciary duties to Johnston's stockholders under applicable law that such acquisition proposal could reasonably be expected to result in a superior proposal,

          (b) prior to providing any information or data to any person in connection with an acquisition proposal by any such person, Johnston's board of directors receives from such person an executed confidentiality agreement containing confidentiality terms at least as stringent as those contained in the confidentiality agreement between Johnston and CGW, and

          (c) prior to providing any information or data to any person or entering into discussions or negotiations with any person, Johnston's board of directors notifies CGW and JI promptly of such inquiries, proposals or offers received by, any such information requested from, or any such discussions or negotiations sought to be initiated or continued with, any of its representatives indicating, in connection with such notice, the name of such person and the material terms and conditions of any inquiries, proposals or offers.

      Johnston agrees that it will promptly keep CGW informed of the status and terms of any such proposals or offers and the status and terms of any such discussions or negotiations.

      For purposes of this provision of the Purchase Agreement, a superior proposal is defined to include any proposal:

      - made by a third party to acquire, directly or indirectly, including pursuant to a tender offer, exchange offer, merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction, for consideration consisting of cash and/or securities, more than 50% of the combined voting power of the shares of Johnston common stock then outstanding or all or substantially all the assets of Johnston,

      - which the board of directors of Johnston determines in its good faith judgment that such proposal, if accepted, is reasonably likely to be consummated, taking into account all legal, financial and regulatory aspects of the proposal and the person making the proposal, and

      - which would, if consummated, result in a more favorable transaction to the stockholders of Johnston than the offer, taking into account, to the extent relevant, the long-term prospects and interests of Johnston and its stockholders.

      Indemnification and Insurance. Pursuant to the Purchase Agreement, CGW and JI have agreed that:

      - For a period of three years after the date on which JI purchases the Shares tendered in the Offer, JI will, and will cause Johnston to, indemnify, defend and hold harmless the present and former directors, officers, employees and agents of Johnston and its subsidiaries against all liabilities arising out of actions or omissions relating to the service or services of those persons occurring at or prior to the date on which JI purchases the Shares tendered in the Offer, to the fullest extent permitted under Delaware law and by Johnston's Certificate of Incorporation and Bylaws as in effect on March 30, 2000.

      - JI will, or will cause Johnston to, use its reasonable efforts to maintain in effect for a period of three years after the date on which JI purchases the Shares tendered in the Offer, Johnston's existing directors' and officers' liability insurance policy with respect to claims arising from facts or events which occurred prior to the date on which JI purchases the Shares, and covering persons who are currently covered by such insurance; provided, that neither JI nor Johnston is obligated to make aggregate premium payments for such three-year period which exceed 150% of the annual premium payments on Johnston's current policy in effect as of March 30, 2000.

      Representations and Warranties. Pursuant to the Purchase Agreement, Johnston has made customary representations and warranties to CGW and JI with respect to, among other things, its organization, capitalization, financial statements, public filings, conduct of business, employee benefit plans, intellectual property, labor matters, compliance with laws, tax matters, litigation, environmental matters, tangible property, material contracts and undisclosed liabilities.

      Conditions of Offer. Notwithstanding any other provision of the Purchase Agreement, JI shall not be required to accept for payment or pay for any Shares tendered pursuant to the Offer, and may terminate or amend the Offer and may postpone the acceptance for payment of and payment for Shares tendered, if the requirement that at least 9.7% of the currently outstanding common stock on a fully diluted basis be validly tendered and not withdrawn (the "minimum condition") shall not have been satisfied, any applicable waiting period under the Hart-Scott-Rodino Act shall not have expired or been terminated prior to the expiration of the Offer, or at any time on or after the date of the Purchase Agreement, and prior to the acceptance for payment of Shares, any of the following conditions shall exist:

          - there shall have been instituted, threatened or pending any litigation brought by any governmental entity or other person, or before any court or governmental authority, in each case that has a reasonable likelihood of success, (a) challenging the acquisition by CGW or JI of any Shares, directly or indirectly seeking to restrain or prohibit or otherwise make more costly the making or consummation of the Offer, or seeking to obtain from Johnston, CGW or JI any damages that are material in relation to Johnston and its subsidiaries, taken as a whole, (b) seeking to prohibit or limit the ownership or operation by Johnston, CGW or any of their respective subsidiaries of any material portion of the business or assets of Johnston, CGW or any of their respective subsidiaries, or to compel Johnston, CGW or any of their respective subsidiaries to dispose of or hold separate any material portion of the business or assets of Johnston, CGW or any of their respective subsidiaries, as a result of the Offer, (c) seeking to impose or to confirm limitations on the ability of CGW or any of its subsidiaries effectively to acquire or hold or to exercise full rights of ownership of the Shares tendered in the Offer, including without limitation the right to vote any shares acquired or owned by CGW or any of its subsidiaries on all matters properly presented to the stockholders of Johnston, or the right to vote any shares of capital stock of any subsidiary directly or indirectly owned by Johnston, (d) seeking to prohibit CGW or any of its subsidiaries from effectively controlling in any material respect the business or operations of Johnston or any of its subsidiaries, or (e) which otherwise is reasonably likely to have a material adverse effect on Johnston and its subsidiaries;

          - there shall be any law threatened, proposed or enacted with respect to, or deemed applicable to, or any consent withheld with respect to, (a) CGW, Johnston or any of their respective subsidiaries or (b) the Offer, by any governmental entity or before any court or governmental authority, that is reasonably likely to result, directly or indirectly, in any of the consequences referred to in clauses (a) through (d) of the first bullet above;

          - there shall have occurred any development that is reasonably likely to result in a material adverse effect on Johnston and its subsidiaries;

          - there shall have occurred (a) any general suspension of trading in, or limitation on prices for, securities on the New York Stock Exchange or in the Nasdaq Stock Market for a period in excess of 24 hours, (b) a decline of at least 25% in either the Dow Jones Average of Industrial Stocks or the Standard & Poor's 500 index from March 30, 2000, or a material disruption of or material adverse change in financial, banking or capital market conditions that could materially adversely affect syndication of loan facilities, (c) any material adverse change in United States currency exchange rates or a suspension of, or limitation on, the markets therefor, (d) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (e) any limitation (whether or not mandatory) by any domestic government or governmental, administrative or regulatory authority or agency on, or any other event that could reasonably be expected to materially adversely affect the extension of credit by banks or other lending institutions, (f) a commencement of a war or armed hostilities or other national or international calamity that has a material adverse effect on CGW, JI, Johnston or any of their subsidiaries or affecting or delaying the consummation of the Offer, or (g) in the case of any of the foregoing existing on the date of the Purchase Agreement, a material acceleration or worsening thereof;

          - (a) it shall have been publicly disclosed or JI shall have otherwise learned that beneficial ownership of more than 20% of the outstanding shares of Johnston's common stock has been acquired by any corporation (including Johnston or any of its subsidiaries or affiliates), partnership, person or other entity or group, other than JI or any of its affiliates, or
     (b) (A) the board of directors of Johnston or any committee thereof shall have approved or recommended any acquisition proposal or any other acquisition of shares other than the Offer, or (B) Johnston shall have entered into an agreement with respect to an acquisition proposal or (C) the board of directors of Johnston or any committee thereof shall have resolved to do any of the foregoing;

          - any of the representations and warranties of Johnston set forth in the Purchase Agreement that are qualified as to materiality shall not be true and correct, or any such representations and warranties that are not so qualified shall not be true and correct in any material respect, in each case as if such representations and warranties were made at the time of such determination;

          - Johnston shall have failed to perform in any material respect any obligation or to comply in any material respect with any agreement or covenant of Johnston to be performed or complied with by it under the Purchase Agreement;

          - the Purchase Agreement shall have been terminated in accordance with its terms or the Offer shall have been terminated with the consent of Johnston;

          - all consents of and notices to or filings with governmental authorities and third parties required in connection with the Offer shall not have been obtained or made;

          - JI shall not have received financing in an amount necessary to consummate the Offer and the purchase of Johnston common and preferred stock, including the payment of fees and expenses relating to the those transactions, on terms and conditions reasonably satisfactory to JI and CGW; or

          - CGW and JI shall not have received confirmation from Johnston that each of the financial institutions that have made loans to employees of Johnston to purchase shares of Johnston common stock, which are guaranteed by Johnston, shall have agreed to restructure the loans on terms reasonably acceptable to CGW and JI, including the pledge by each borrower under the loans of all shares of Johnston common stock held by such borrower and purchased with the proceeds of the loan, to the lender to secure the loans; provided, however, that any employee borrower who chooses to tender their shares of Johnston common stock acquired with the loans, will not have their loan restructured and instead it will remain due and payable in accordance with its original terms.

      The foregoing conditions are for the sole benefit of JI and CGW and may be asserted by JI or CGW regardless of the circumstances giving rise to any such condition or may be waived by JI or CGW in whole or in part at any time and from time to time in their sole discretion. The failure by CGW or JI at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances; and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

      Termination; Fees. The Purchase Agreement and the Offer may be terminated at any time prior to the effective date:

      - by mutual written consent of CGW and Johnston;

      - by either CGW or Johnston if JI has not accepted for payment all Shares tendered pursuant to the Offer by June 30, 2000, if the Offer shall have expired without any shares of Johnston common stock being purchased or if any court or other governmental authority shall have issued an order, decree or ruling or taken any other action, which permanently restrains, enjoins or otherwise prohibits the acceptance for payment of, or payment for, Shares tendered pursuant to the Offer and such order, decree, ruling or other action shall have become final and non-appealable;

      - by CGW if: (a) due to an occurrence not involving a breach by CGW or JI of their obligations under the Purchase Agreement that results in a failure to satisfy any condition of the Offer, JI shall have failed to commence the Offer as soon as reasonably practical following the date of the initial public announcement of the Offer, or (b) Johnston shall have breached in any material respect any representation, warranty, covenant or other agreement in the Purchase Agreement or the agreements governing the investment by BancBoston or the refinancing of Johnston's debt by Congress Financial Corporation which cannot be cured prior to the date JI pays for the Shares tendered in the Offer; and

      - by Johnston if (a) JI has failed to commence the Offer as soon as reasonably practical following the initial date of the public announcement of the Offer, (b) CGW or JI shall have breached in any material respect any representation, warranty, covenant or other agreement in the Purchase Agreement which cannot be cured prior to 30 days after Johnston gave JI and CGW notice of such breach, or (c) prior to the purchase of Shares pursuant to the Offer, the board of directors of Johnston approves or recommends a superior proposal and enters into a definitive contract regarding such superior proposal.

      Pursuant to the Purchase Agreement, Johnston shall pay CGW a fee equal to $3,000,000, plus all of CGW's reasonable expenses (up to a maximum of $4,000,000 for such fee and all expenses), if:

      - the Purchase Agreement is terminated pursuant the board of directors of Johnston entering into a superior proposal; or

      - the Offer shall have expired without any shares of Johnston common stock being purchased or if JI shall have not accepted for payment all shares of Johnston common stock tendered by June 30, 2000, and prior to that time a superior proposal is announced.

      CGW shall be entitled to receive its reasonable expenses in the event that:

      - the Purchase Agreement is terminated by CGW due to Johnston having breached in any material respect any representation, warranty, covenant or other agreement in the Purchase Agreement or the agreements governing the investment by BancBoston or the refinancing of Johnston's debt by Congress Financial Corporation which cannot be cured prior to the date JI pays for the Shares tendered in the Offer.

      Johnston shall be entitled to receive its reasonable expenses in the event that:

      - JI has failed to commence the Offer as soon as reasonably practical following the initial date of the public announcement of the Offer; or

      - CGW or JI shall have breached in any material respect any representation, warranty, covenant or other agreement in the Purchase Agreement which cannot be cured prior to 30 days after Johnston gave JI and CGW notice of such breach.

      Except as described above, all costs and expenses incurred in connection with the Purchase Agreement and the Offer shall be paid by the party incurring such expenses, whether or not the Offer is consummated.

ITEM 4.     THE SOLICITATION OR RECOMMENDATION.

      Recommendation of the Board of Directors. The Board of Directors has approved the Purchase Agreement and the transactions contemplated thereby, including the Offer and related purchase of common and preferred stock by JI. The Board of Directors expresses no opinion, however, as to whether stockholders should accept the Offer and tender their Shares thereunder.

      Background; Reasons for Neutral Position Regarding the Offer. As part of an on-going strategic effort to improve the financial position of Johnston, Johnston has considered a variety of alternatives for the past several months. As a result of its considerations, Johnston engaged in negotiations with CGW regarding its proposal to engage in an offer for an equity investment in Johnston as described below.

      In December 1998, Mr. Edwin A. Wahlen, Jr., a managing partner of CGW and Mr. William A. Davies, a partner of CGW, made an initial visit to the offices of Johnston to discuss a potential acquisition of Johnston by CGW.

      On March 2, 1999, Messrs. Wahlen and Davies again travelled to the offices of Johnston to further discuss a proposed transaction between Johnston and CGW. At this meeting, CGW entered into a Confidentiality Agreement with Johnston, pursuant to which, among other things, CGW agreed that any non-public information made available to it would be held in strict confidence. CGW further agreed to a three-year standstill with respect to initiating any purchase or sale of any securities of Johnston, and with regard to influencing the voting of any securities of Johnston, or otherwise seeking to control or influence Johnston's management, unless Johnston provided its prior written consent.

      On March 23, 1999, Mr. Davies met with representatives of Johnston at the offices of Johnston to review Johnston's operational structure. Shortly thereafter, CGW concluded that an acquisition of Johnston was not appropriate for CGW at that time.

      On July 20, 1999, Mr. James A. O'Donnell, a partner of CGW, and Mr. Roy R. Bowman, also a partner of CGW, visited the offices of Johnston to once again discuss the possibilities of an investment by CGW in Johnston.

      On August 4, 1999, Messrs. O'Donnell and Bowman visited the offices of Johnston and also toured certain of the company's manufacturing facilities. At this time further discussions of a potential investment or acquisition transaction were held with the management of Johnston.

      On August 9, 1999, Mr. D. Clark Ogle, president and chief executive officer of Johnston, and Mr. James J. Murray, chief financial officer of Johnston, visited CGW's offices in Atlanta, Georgia to meet with the partners of CGW and discuss a potential investment in, or acquisition of, Johnston by CGW.

      On August 23, 1999, CGW drafted and submitted to Johnston a letter of interest. The letter of interest contained terms of the proposed investment in, and acquisition of, Johnston.

      In response to CGW's letter, the board of directors of Johnston held a special meeting on August 30, 1999 to discuss the proposal. After discussing the recent alternatives to an acquisition considered by management, none of which had resulted in firm offers, the board determined to allow CGW to proceed with due diligence. For purposes of additional negotiations with CGW, the board appointed a special committee comprised of Messrs. John A. Friedman, J. Reid Bingham, William J. Hart and Gaines R. Jeffcoat, authorizing this committee to negotiate with CGW and evaluate any alternatives to the proposal.

      Following this board meeting, Johnston announced that it had received an unsolicited, tentative acquisition proposal involving a price of $3.00 per share, indicating that the bidder would continue with due diligence. Notwithstanding this release, Johnston did not receive any serious indications of interest from other bidders.

      In August, 1999, following the delivery of its letter of interest to Johnston, CGW began its due diligence process and hired certain consultants and advisors, including environmental consultants, legal advisors and accounting advisors.

      On September 7, 1999, Messrs. O'Donnell and Bowman made a due diligence visit to the offices of Johnston to review certain financial and operational diligence materials.

      On September 24, 1999, Messrs. O'Donnell and Bowman traveled to Johnston's offices for further due diligence review as well as to meet with Mr. Harold Harvey, President of the Greige Fabrics and Finished Fabrics divisions of Johnston. The discussions with Mr. Harvey concerned the operational aspects of Johnston's business.

      On September 27 and 28, 1999, Mr. Murray met with representatives of CGW at the offices of CGW to further review the operational structure of Johnston. Mr. Murray was joined by Mr. Ogle on September 29, 1999 for a continuation of such discussions.

      On October 4, 1999, CGW submitted a non-binding proposal to Johnston to acquire a controlling interest in Johnston through a purchase of its common stock.

      On October 18, 21, and 25, 1999, the Johnston board held special meetings to receive reports from the special committee concerning negotiations with CGW and to discuss the October 4 proposal letter. Mr. Friedman reported that due diligence had been completed. The proposal letter and a special committee proposal for an alternative structure to the transaction were discussed. Recent additional efforts by members of the board and management to determine if other potential strategic buyers were interested in a transaction were also discussed. The board then authorized the special committee to instruct Johnston's counsel to meet with CGW and its counsel to discuss alternative transaction structures.

      On October 18, 1999, CGW began arrangements for the financing of the proposed transaction with Johnston, including initial contact with BancBoston Capital, Inc., regarding an investment in JI, and Congress Financial Corporation, regarding a new credit facility for Johnston.

      On October 28, 1999, counsel to Johnston met with CGW and their counsel at the offices of CGW to discuss various alternative structures for a transaction with Johnston, including the possibility of a direct capital infusion in Johnston by CGW.

      On November 17, 1999, Messrs. O'Donnell and Bowman met at CGW's offices with certain members of the special committee of the Board of Directors of Johnston to discuss the non-binding proposal, certain issues relating thereto and a timetable for consummation of the transaction.

      On November 23, 1999, Messrs. O'Donnell and Bowman traveled to Johnston's offices to continue their financial and operational due diligence review of Johnston.

      On December 7, 1999, Messrs. O'Donnell and Bowman traveled to Opp, Alabama to inspect Johnston's manufacturing operations at its Opp and Micolas, Alabama mills.

      On December 14, 1999, Messrs. O'Donnell and Bowman traveled to Johnston's offices to meet with Mr. Bill Henry, Vice President of Johnston. Discussions with Mr. Henry focused on overall operational matters.

      On January 5, 2000, Messrs. O'Donnell and Bowman and representatives from BancBoston traveled to Johnston's offices to meet with Mr. Ogle and Mr. Murray to discuss the overall transaction, certain financial and operational due diligence matters, and BancBoston's participation in the transaction. On January 25, 2000, Messrs. O'Donnell and Bowman traveled to Johnston's offices to complete their operational and financial due diligence review of Johnston.

      On February 21, 2000, Messrs. Bingham and Hart met with Messrs. Cravey, O'Donnell and Bowman at the offices of CGW to discuss certain terms and conditions of the proposed transaction.

      During January, February, and March, counsels to Johnston and CGW prepared and negotiated the Purchase Agreement and related documents setting forth the structure of the proposed transaction, during which time various negotiations were held by the special committee and CGW through counsel regarding various terms of the transaction.

      In February 1999, Mr. Friedman, a member of the special committee of the Johnston board of directors, became ill and, as a result, his participation in the transaction ended.

      On March 28, 1999, the special committee received an oral report from The Robinson-Humphrey Company, LLC as to the opinion they were prepared to render to the board of directors regarding the fairness of the consideration to be received by the public stockholders. Thereafter, the special committee, certain members of management and counsel met with CGW and its counsel at CGW's offices to discuss final outstanding matters regarding the proposed transaction.

      The Board of Directors, on March 29, 2000, approved the Purchase Agreement and the transaction as contemplated thereby, including the Offer. The Board has expressed no opinion, however, as to whether stockholders should accept the Offer and tender their Shares thereunder. While the Board of Directors believes that the Per Share Amount is fair to the stockholders of Johnston and has received the opinion of The Robinson-Humphrey Company, LLC to that effect, the Board believes that each stockholder is in a better position to determine if tendering their shares as part of the Offer is in their best interest based on the price they originally paid for their Shares, their personal financial situation, and the tax impact of the tender on such stockholder. Further, as noted below, if less than 90% of Johnston's voting stock is acquired by the JI there is the potential for a continued public market in Johnston's common stock. The Board believes that each stockholder is in a better position than the Board of Directors to determine whether it is in their best interest to tender or continue to participate in the ownership of Johnston.

      In approving the Purchase Agreement and the transactions contemplated thereby, and deciding to take this neutral position, the Board of Directors considered the following material factors:

             (1) the terms of the Purchase Agreement and related documents, which were the product of arms-length negotiations among the parties;

             (2) Johnston's need for additional operating capital and the benefits that will be provided to Johnston from the immediate infusion of $27 million in connection with the purchase by JI from Johnston of common and preferred stock;

             (3) the opportunity represented by the Offer to provide both public and employee stockholders with an opportunity to obtain liquidity for their equity holdings in Johnston in light of relatively low volume of trading in Johnston's stock over the last few months;

             (4) the Per Share Amount is significantly more than the current market value of the stock ($1.9375 as of March 28, 2000, the last trading day before the Board approved the Purchase Agreement and the transactions contemplated thereby);

             (5) the fact that, if less than 90% of the voting stock of Johnston is acquired by JI, JI will attempt to keep Johnston public for three years, allowing the stockholders continued participation in any future growth of Johnston while providing some opportunity for liquidity in the future;

             (6) The opinion of The Robinson-Humphrey Company, LLC delivered to the Board at the March 29, 2000 meeting, which is more thoroughly described below;

             (7) The fact that many stockholders of Johnston who purchased their shares more than a year ago purchased at prices greatly exceeding the Per Share Amount, which would mean that such stockholders could sustain a capital loss if they tender into the Offer; and

             (8) In the event that JI acquires more than 90% of the outstanding voting stock of Johnston, JI has the right to engage in a merger cashing out the remaining stockholders at the Per Share Amount. Therefore, if Johnston is not maintained as a public company, it is probable that the remaining stockholders will have the opportunity to participate in the Per Share Amount offered in the Offer. Thus a decision not to tender will not necessarily result in a stockholder being left in a position of illiquidity in a private company.

      The Board of Directors did not assign relative weights to the above factors or determine that any factor was of particular importance. Rather, the Board of Directors viewed its neutral position as being based on the totality of the information presented to it and considered by it.

      Opinion of Financial Advisor. The Board of Directors of the Company retained The Robinson-Humphrey Company, LLC to act as its financial advisor to render an opinion for the Board of Directors as to the fairness, from a financial point of view, of the consideration to be received by the stockholders of Johnston in the Offer. On March 28, 2000, The Robinson-Humphrey Company, LLC delivered its oral opinion to the special committee of the Board of Directors of Johnston and on March 29, 2000, Robinson-Humphrey delivered its oral and written opinion to the Board of Directors of Johnston to the effect that, as of such date, the Per Share Amount to be received by Johnston's stockholders in the Offer was fair, from a financial point of view, to the stockholders of Johnston (the "Robinson-Humphrey Opinion"). No restrictions were imposed by Johnston's Board of Directors upon Robinson-Humphrey with respect to investigations made or procedures followed in rendering its opinion. The full text of the Robinson-Humphrey Opinion is attached hereto and has been filed as Exhibit 3 to this Schedule 14D-9. Johnston's stockholders are urged to, and should, read the Robinson-Humphrey Opinion carefully in its entirety for assumptions made, matters considered and limits of the review by Robinson-Humphrey. The Robinson-Humphrey Opinion is addressed to the Board of Directors of Johnston and does not constitute a recommendation to any holder of Shares as to how such holder should respond to the Offer.

      To the best of Johnston's knowledge, none of Johnston's directors or executive officers will tender Shares pursuant to the Offer. Certain of Johnston's executives and directors and executive officers are parties to bank loans which have been guaranteed by Johnston. As a condition to the Closing of the Offer, these bank loans will be extended and the borrower (officer or director) will pledge the shares of Johnston's Common Stock held by them to the bank as additional security for such loan. See Item 3.

ITEM 5.     PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

      For its services in connection with the Offer, Johnston is obligated to pay Robinson-Humphrey a total transaction fee of $300,000. This fee became payable upon delivery of the Robinson-Humphrey Opinion in writing. Johnston also has agreed to reimburse Robinson-Humphrey for its out-of-pocket expenses, including reasonable fees and expenses of its legal counsel, and to indemnify Robinson-Humphrey and certain related persons or entities against liabilities arising out of its engagement. No other person has been employed or retained and no other person will be compensated to make solicitations or recommendations in connection with the Offer.

ITEM 6.     INTEREST AND SECURITIES OF THE SUBJECT COMPANY.

      To the best of Johnston's knowledge, no transactions in Shares have been effected within the past 60 days by Johnston or any executive officer, director, affiliate or subsidiary of Johnston.

ITEM 7.     PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

      Except as set forth below, Johnston is not engaged in any negotiation in response to the Offer which relate to or would result in (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Johnston or any subsidiary of Johnston; (ii) any purchase, sale or transfer or a material amount of assets by Johnston or any subsidiary of Johnston; (iii) a tender offer for or other acquisition of securities by or of Johnston; or (iv) any material change in the present dividend rate or policy or indebtedness or capitalization of Johnston.

      In connection with the execution of the Purchase Agreement, Johnston and CGW received a commitment letter dated March 30, 2000 from Congress Financial Corporation pursuant to which Congress has committed, subject to the terms and conditions of the commitment letter, to provide Johnston with a credit facility in an initial aggregate principal amount of up to approximately $105.7 million, to be available for the repayment of outstanding amounts under Johnston's current credit facility and for general corporate purposes. Johnston will participate with CGW and JI in negotiations with Congress over the definitive loan documentation, which transaction will close contemporaneously with the Offer.

      Except as set forth herein, there are no transactions, Board of Directors' resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to above.

ITEM 8.     ADDITIONAL INFORMATION.

      At its meeting on March 29, 2000, in connection with its approval of the Purchase Agreement and Offer, the Johnston Board of Directors approved an amendment to the Stockholder Protection Agreement entered into between Johnston and The Bank of New York, as rights agent, in May 1999, to prevent the Offer and resulting acquisition of Shares by JI from constituting a triggering event under such agreement. As a result, the rights previously issued to holders of Shares will not become exercisable in connection with the Offer.

ITEM 9.     MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT
  NO.                                  DESCRIPTION
-------                                -----------
  1.       --  Letter to Stockholders of Johnston Industries, Inc.
  2.       --  Purchase Agreement among CGW Southeast Partners IV, L.P., JI
               Acquisition Corp. and Johnston Industries, Inc. dated March
               30, 2000 (incorporated by reference to the exhibits to
               Johnston's Annual Report on Form 10-K for the year ended
               January 1, 2000)
  3.       --  Opinion of The Robinson-Humphrey Company, LLC
  4.       --  Employment Agreement with D. Clark Ogle dated March 20, 1998
               (incorporated by reference to the exhibits to Johnston's
               Annual Report on Form 10-K for the year ended January 3,
               1998)
  5.       --  Employment Agreement with James J. Murray dated September
               15, 1997 (incorporated by reference to the exhibits to
               Johnston's Quarterly Report on Form 10-Q for the quarter
               ended September 27, 1997)

                                   SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          Johnston Industries, Inc.

April 7, 2000                             By: /s/ JAMES J. MURRAY
                                            ------------------------------------
                                            Name: James J. Murray
                                              Title: Executive Vice President
                                            and
                                               Chief Financial Officer